UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-203754

CHINA VTV LIMITED
(Exact name of registrant as speciﬁed in its charter)

New Times Centre, 393 Jaffe Road, Suite 17A

Wan Chai, Hong Kong

+85267353339

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

n/a

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date: 110

Pursuant to the requirements of the Securities Exchange Act of 1934, China VTV Limited, a company formed under the laws of Hong Kong, has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 9, 2021	By:	/s/ Tijin Song
	Name:	Tijin Song
	Title:	Chief Executive Officer